Exhibit 12.1

NewLink Genetics Corporation
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31, 2007, 2008, 2009, 2010, 2011 and the Nine Months Ended September 30, 2012 (in Thousands)

	Year Ended December 31,					Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011
Earnings:
Pretax Loss from Continuing Operations; Total earnings	$(7,580)	$(8,842)	$(10,207)	$(16,562)	$(18,088)	$(17,002)
Noncontrolling interest in pre-tax income of subsidiary	—	—	201	284	1	—
Total earnings	(7,580)	(8,842)	(10,006)	(16,278)	(18,087)	(17,002)

Fixed Charges:
Interest expensed, including amortized discounts and premiums	1	2	9	47	42	26
Interest expense within rental expense	95	102	98	200	200	177
Total Fixed Charges	96	104	107	247	242	203
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of Earnings Available to Cover Fixed Charges	$(7,484)	$(8,738)	$(9,899)	$(16,031)	$(17,845)	$(16,799)